EXHIBIT 99.1

Westport Fuel Systems to Announce Fourth Quarter and Fiscal 2018 Results on Tuesday, March 19, 2019

VANCOUVER, British Columbia, March 08, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) announced today that it will disclose its financial results for the fourth quarter and year ended December 31, 2018 on Tuesday, March 19, 2019 after market close. To coincide with the disclosure, Westport Fuel Systems has also scheduled a conference call for Tuesday, March 19, 2019 at 4:30pm Eastern Time (1:30pm Pacific Time).

Live Conference Call & Webcast
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at http://wfsinc.com/investors/financials.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 3022. The replay will be available until March 26, 2019. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Contact Information:
Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com